IASIS HEATHCARE CORPORATION
                       113 Seaboard Lane, Suite A-200
                             Franklin, TN 37067

December 10, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      IASIS Heathcare Corporation
         Registration Statement on Form S-1 (Registration No. 333-54086) Registration Statement on Form 8-A (Registration No. 001-16377)
         ---------------------------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, IASIS Heathcare Corporation (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-54086), as amended, that was originally filed with the Securities and Exchange Commission on January 22, 2001, and which was declared effective on March 7, 2001. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

         In addition, the Company hereby withdraws the Registration Statement on Form 8-A (Registration No. 001-16377) that it originally filed with the Securities and Exchange Commission on February 20, 2001 with respect to its Common Stock.

         If you have any questions with respect to this letter, please call either Richard B. Aftanas of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112 or the undersigned at (615) 846-3004. We request that we be notified of the consent of the Securities and Exchange Commission to the withdrawal of the Registration Statement by a telephone call to the undersigned at (615) 846-3004.

                                            Sincerely,

                                            IASIS Heathcare Corporation

                                            By:  /s/ Frank A. Coyle
                                                -----------------------------
                                                     Frank A. Coyle
                                                     General Counsel